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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~051687~~ 52232

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fortis Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Richard Rosenthal — (201) 631-8031
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAY 12 2009
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

8/3/09

OATH OR AFFIRMATION

I, Richard Rosenthal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fortis Securities LLC, as of **December 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Richard Rosenthal 5/6/09

Signature Date

Chief Financial Officer

Title

Amanda Moxley 5-6-09

Notary Public

AMANDA MOXLEY
Notary Public, State of New York
No. 01MO6167873
Qualified in Bronx County
Commission Expires June 4, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Managers and Member
Fortis Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of Fortis Securities LLC (the "Company") as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Fortis Securities LLC at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
May 7, 2009

FORTIS SECURITIES LLC

(A Wholly Owned Subsidiary of FSI Holdings Inc.)

Statement of Financial Condition

(in thousands)

December 31, 2008

Assets	
Cash and cash equivalents	$ 21,898
Cash and securities segregated under federal and other regulations	368,531
Securities purchased under agreements to resell	4,155,031
Securities borrowed	11,483,685
Deposits with clearing organizations	26,363
Receivables:	
Customers	3,928
Broker-dealers and clearing organizations (Note 4)	625,395
Securities owned, at fair value (Note 5)	41,408
Securities pledged as collateral	85,210
Interest and dividends receivable	54,398
Deferred tax asset (Note 10)	9,458
Other assets	22,547
Total assets	$ 16,897,852
Liabilities and Member's Equity	
Liabilities:	
Short-term borrowings (Note 7)	$ 798,779
Securities sold under agreements to repurchase	10,243,742
Securities loaned	4,646,796
Payables:	
Customers	23,576
Broker-dealers and clearing organizations (Note 4)	449,322
Obligations to return collateral	85,210
Interest and dividends payable	48,663
Other liabilities	9,718
Total liabilities	16,305,806
Subordinated Debt (Note 8)	
Subordinated Borrowings	225,000
Total liabilities and subordinated debt	16,530,806
Member's equity:	
Member's equity	375,150
Retained earnings	(8,104)
Total member's equity	367,046
Total liabilities and member's equity	$ 16,897,852

See accompanying notes to statement of financial condition

(1) Organization

Fortis Securities LLC (the "Company") is a wholly owned subsidiary of FSI Holdings Inc. (the "Parent"). The Parent is a wholly owned subsidiary of Fortis Capital Corp, which is a wholly owned subsidiary of Fortis Bank S.A./N.V.

The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in various proprietary activities including trading debt securities and securities lending activities. Additionally, the Company provides clearing and brokerage services to various clients.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation and Use of Estimates

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and prevailing industry practice, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Significant estimates include the realization of the Company's deferred tax assets and the determination of the fair value of the Company's investment securities.

(b) Cash and Cash Equivalents

The Company defines cash equivalents to be highly liquid investments, with original maturities of less than ninety days, which may include federal funds sold on an overnight basis. The Company maintains amounts due from banks which, at times, may exceed federally insured limits. The Company has not experienced any losses from such concentrations.

(c) Cash and Securities Segregated Under Federal and Other Regulations

Cash and securities segregated for benefit of customers include cash and securities segregated in compliance with federal and other regulations and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts.

(d) Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. SFAS No. 109 requires that deferred taxes be established based upon the temporary differences between financial statement and income tax bases of assets and liabilities using the enacted statutory rates. A valuation allowance is recognized if management believes that it is more probable than not that the deferred tax asset will not be realized.

The Company does note file a federal tax return on a stand alone basis. The Company is disregarded as a separate entity and its income, expense, assets and liabilities are included in that of its parent, FSI Holdings Inc.

(continued)

Pursuant to a tax sharing arrangement with its Parent, the Company establishes an intercompany payable / receivable for any current tax expenses / benefits. Deferred tax is provided in full, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

(e) Collateralized Transactions

(i) Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Purchases of securities under agreements to resell (reverse repurchase agreements) and sales of securities under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts. Due to the highly liquid nature of the underlying collateral (primarily U.S. government and agency securities) and the short-term maturity of these agreements, contractual amounts approximate fair value. It is the policy of the Company to take possession of securities in order to collateralize reverse repurchase agreements. The collateral value, including accrued interest, is monitored daily and additional collateral is obtained when appropriate to protect the Company in the event of default by the counterparty. Substantially all repurchase and reverse repurchase activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and offset receivables and payables with the same counterparty.

Reverse repurchase agreements and repurchase agreements are reported net by counterparty, when applicable, pursuant to the provisions of Financial Accounting Standards Board ("FASB") Interpretation ("FIN") 41, *Offsetting of Amounts Related to Certain Reverse Repurchase and Repurchase Agreements.* At December 31, 2008, the Company recorded approximately $9.1 billion of reverse repurchase and repurchase agreements net in accordance with FIN 41.

(ii) Securities Borrowed and Loaned Transactions

Securities borrowed and securities loaned transactions are accounted for as collateralized financing transactions. These transactions are recorded at their contracted amount (the amount of cash or other collateral advanced or received) and involve the receipt or delivery of equity and debt securities.

Securities borrowed transactions require the Company to deposit cash, letters of credit or other collateral with the lender in excess of the market value of the securities borrowed. With respect to securities loaned, the Company receives cash or other collateral in an amount generally in excess of the market value of the securities loaned. The cash or other collateral is monitored daily and additional cash or collateral is obtained when appropriate to protect the Company in the event of default by the counterparty.

(continued)

***(iii)* Securities Pledged as Collateral and Obligations to Return Collateral**

The Company pledges firm-owned assets to collateralize agreements and other secured financings. Pledged securities that can be sold or re-pledged by the secured party would be parenthetically disclosed in financial instruments owned on the statements of financial condition. As of December 31, 2008 there were no firm-owned assets that were pledged to collateralize agreements and other secured financings.

In transactions where the Company acts as a lender in a securities lending agreement and receives securities that can be pledged or sold as collateral, it recognizes an asset on the statement of financial condition, representing the securities received, and a liability for the same amount, representing the obligation to return those securities. At December 31, 2008, included in securities pledged as collateral and obligations to return collateral on the accompanying statement of financial condition were securities with a combined market value of approximately $85 million resulting from these transactions.

As of December 31, 2008, the Company has received collateral in the form of securities with a combined market value of approximately $16 billion under agreements to resell and securities borrowed transactions of which substantially all of these securities are repledged as part of other financing arrangements.

(f) Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Assets, which are recorded at contracted amounts approximating fair value consist largely of short-term secured receivables, including securities borrowed, securities purchased under agreement to resell, customer receivables and certain other receivables. Similarly, the Company's short-term liabilities, such as securities loaned, securities sold under agreements to repurchase, customer and non-customer payables and certain other payables, are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and/or short-term maturities, in many cases overnight and, accordingly, their fair values are not materially affected by changes in interest rates.

(g) Securities Transactions

Customers' securities transactions are recorded on a settlement-date basis, which is generally three business days after trade date. The underlying transactions are conducted on either a delivery versus payment or receipt versus payment basis. The Company's proprietary securities transactions are recorded on a trade-date basis. Marketable securities are valued at market value while securities not readily marketable are valued at fair value as determined by management. Non-exchange-traded financial instruments are traded in over-the-counter (OTC) markets by dealers or other intermediaries from whom market prices are obtainable. Quotations are available from various sources for many financial instruments traded in the OTC market. Those sources include individual market makers and financial reporting services.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded on a net basis in the statement of financial condition in accordance with industry practice.

(continued)

(h) New Accounting Pronouncements

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159") which permits entities, at specified election dates, to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The fair value option is applied on an instrument-by-instrument basis, is irrevocable and can only be applied to an entire instrument and not to specified risks, specific cash flows, or portions of that instrument. Unrealized gains and losses on items for which the fair value option is elected will be reported in earnings at each subsequent reporting date. Upfront fees and costs related to those items will be recognized in earnings as incurred. The Company adopted SFAS No. 159 as of January 1, 2008 and the adoption of SFAS No. 159 did not have a significant impact on the Company's financial statements.

(3) Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standard No. 157, *Fair Value Measurements* ("SFAS 157"), issued by the FASB. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under SFAS 157 as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level 1 include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

(continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Investments in securities traded on a national securities exchange, or reported on the NASDAQ national market, are stated at the last reported sales price on the day of valuation. These financial instruments are classified as Level 1 in the fair value hierarchy.

Fair value of non-exchange-traded asset backed securities is based on third party quoted dealer values and prices derived from the Interactive Data Corporation, a third-party vendor of market prices. These financial instruments are classified as Level 3 in the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
ASSETS				
Cash and securities segregated under federal and other regulations	$ 368,531	$ -	$ -	$ 368,531
Securities purchased under agreements to resell	-	4,155,031	-	4,155,031
Equities	-	90	-	90
Asset-backed securities	-	-	41,318	41,318
Balance as of December 31, 2008	$ 368,531	$ 4,155,121	$ 41,318	$ 4,564,970
LIABILITIES				
Securities sold under agreements to repurchase	$ -	$ 10,243,742	$ -	$10,243,742
Balance as of December 31, 2008	$ -	$ 10,243,742	$ -	$10,243,742

(continued)

Financial instruments classified as Level 3 in the fair value hierarchy represent the Company's investments in financial instruments in which management has used at least one significant unobservable input in the valuation model.

(4) Receivable From and Payable To Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2008, consist of the following (in thousands):

	Receivable	Payable
Securities failed-to-deliver/receive	$ 615,225	$ 418,799
Receivable from and payable to broker-dealers	3,163	30,430
Receivable from and payable to clearing organizations	7,007	93
	$ 625,395	$ 449,322

(5) Securities Owned, at Fair Value

Securities owned, at estimated fair value, are as follows (in thousands):

	Securities Owned
Asset-backed securities	$ 41,318
Equity securities	90
	$ 41,408

Substantially all of the securities owned by the Company at December 31, 2008 were asset-backed securities, with the underlying collateral consisting of sub-prime mortgages, prime mortgages, student loans, business loans, credit card loans and equipment loans.

(6) Related Party Transactions

The Company has various service agreements with the Parent and various other affiliates of the Parent. The Company shares many of the same resources to benefit from infrastructural cost savings in the conduct of its business.

The Parent and other entities under common ownership of Fortis Bank SA/NV provide various administrative services, as defined in the respective service level agreement (the "agreement"), such as legal, compliance, information services and human resources among others, to the Company, for which the Company is charged in accordance with the agreement.

The Company has several transactions with its affiliates. These transactions, and the effect thereof on the accompanying statement of financial condition, may not necessarily be indicative of the effect that might have resulted from dealings with nonaffiliated parties.

At December 31, 2008, included in other assets and other liabilities are receivables from and payables to affiliates of $414,600 and $12,541,000, respectively. Interest and dividends receivable and payable in the statement of financial condition includes receivables from and payables to affiliates of $1,124,000 and $4,518,000, respectively.

The Company enters into several transactions with its affiliates through securities lending, financing and clearing activities. At December 31, 2008, the Company reported securities loaned positions with an affiliate in the amount of $109,908,000. The Company also reported reverse repurchase and repurchase agreements with affiliates in the amount of $269,291,000 and $306,134,000, respectively.

(7) Short-Term Borrowings

At December 31, 2008, the Company had short term borrowings totaling $798,779,000, which consisted of $745,000,000 of unsecured loans with affiliates (bearing an interest rate of 1.02%) and $53,779,000 of secured borrowing from third parties (bearing an interest rate of 1.5%).

(8) Capital and Subordinated Borrowings

The Company has entered into revolving subordinated loan agreements with Fortis Bank S.A./N.V. One agreement, with an effective date of April 30, 2007, is in the amount of $225,000,000 and scheduled to mature on May 1, 2010. The other agreement, with an effective date of November 15, 2007, is in the amount of $375,000,000 and scheduled to mature on November 15, 2010. FINRA has approved both agreements, thus making them available in computing net capital pursuant to the U.S. Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"). The agreements bear a market rate of interest of 1.46% on the amount drawn as of December 31, 2008. As of December 31, 2008, $225,000,000 was drawn under these agreements.

(9) Employee Benefit Plans

The Company participates in the Fortis Americas 401(k) Plan (the "Plan"). Each year, participants may contribute up to 20% of pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code limitations. Participants may also contribute amounts representing rollover distributions from other qualified plans. The Company may make a nondiscretionary matching contribution up to 100% of the first 4% of base compensation that a participant contributes as pretax contributions to the Plan. In addition, the Company will make a profit-sharing contribution up to the first 2% of a participant's base compensation.

(10) Income Taxes

Reconciliation of the statutory U.S. federal income tax rate to the effective tax rate on income before income taxes is as follows:

	2008
Statutory U.S. federal tax rate	35.00%
State and local taxes (net of federal income tax benefit)	(5.70%)
Effective tax rate	29.30%

The effective tax rate for the provision for income taxes for the period ended December 31, 2008 primarily differs from the federal statutory rate due to state and local taxes.

The Company had deferred tax assets of $9,458,000 as of December 31, 2008. The Company established a state and local deferred tax asset for net operating loss carry forwards. The Company believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets.

The Company had adopted the provisions of FIN 48, *Accounting for Uncertainty in Income Taxes*, on January 1, 2007. The Company does not have any unrecognized tax benefits at January 1, 2008 or December 31, 2008. There were no additions, deductions or settlements during the period. For federal tax purposes, the years from 2003 to present remain open and for state purposes the years from 2004 to current remain open to audits by the Internal Revenue Service.

(11) Regulatory Requirements

The Company is subject to the SEC Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, as permitted by the SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2008, the Company had net capital of $449,834,000, which was $448,809,000 in excess of required net capital of $1,025,000.

The Company is also subject to the U.S. Securities and Exchange Commission Customer Protection Rule ("SEC Rule 15c3-3"), which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers and for the proprietary accounts of introducing brokers. At December 31, 2008, the Company had qualified securities in the amount of $368,531,000 segregated in a special reserve bank account. This amount is comprised of $282,517,000 segregated for the exclusive benefit of customers and $86,013,000 segregated for the proprietary accounts of introducing brokers.

(12) Commitment and Contingencies

In the normal course of business, the Company enters into underwriting commitments. The Company had no underwriting commitments that were open at December 31, 2008.

In accordance with SFAS No. 5, *Accounting for Contingencies*, the Company's policy regarding legal and other contingencies is to accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. At December 31, 2008, the Company believes that no liability has been incurred and no accrual is necessary.

The Company is involved in various legal proceedings that have arisen in the normal course of business. Management believes that resolution of these matters will not have a material effect on the Company's financial condition or results of operations.

On April 14, 2008, a counterparty to a securities underwriting (the "counterparty") commenced an action against the Company in the Supreme Court of the State of New York, County of New York (the "Action"). The complaint in the Action asserts one count of breach of contract against the Company (the "Complaint") stemming from an engagement letter the parties entered into on or about February 21, 2007. On June 4, 2008, the Company answered the Complaint, denying the counterparty's allegations and setting forth affirmative defenses. On November 24, 2008, the counterparty amended its complaint ("Amended Complaint"). The Amended Complaint also names Fortis Bank S.A./N.V. ("Fortis Bank") as a defendant seeking to hold it liable for the Company's alleged breach of contract via alter ego or agency theories. It also asserts a tortious interference with contract claim against Fortis Bank. The counterparty seeks damages of at least $175 million. On January 16, 2009, Fortis Bank moved to dismiss all claims against it, and the Company moved to dismiss the claim of fraudulent inducement.

(continued)

This matter is in the preliminary stages and the Company is unable at this time to evaluate the likelihood of an unfavorable outcome or estimate the range of potential loss. The Company believes that is has meritorious defenses and is vigorously contesting this action.

(13) Obligations Under Guarantees

The Company provides guarantees to securities clearinghouses. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

In connection with its securities clearing business, the Company performs securities execution, clearance and settlement services on behalf of other broker-dealer clients for whom it commits to settle, with the applicable clearinghouse, trades submitted for or by such clients; trades are submitted either individually, in groups or series or, if specific arrangements are made with a particular clearinghouse and client, all transactions with such clearing entity by such client. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

(14) Market Risk

Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. Financial instruments are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, duration, composition, and diversification of positions held, the absolute and relative levels of interest rates as well as market volatility and illiquidity. The Company manages market risk by setting risk limits and monitoring the effectiveness of its trading strategies.

(15) Credit Risk

The Company acts as a dealer of securities in the capital markets and, consequently, has credit risk for the timely repayment of principal and interest regarding its holdings of securities. Credit risk is measured by the loss the Company would record if its counterparties failed to perform pursuant to the terms of their contractual obligations and the value of collateral held, if any, was not adequate to cover such losses. Specifically, the Company's potential credit loss exposure for contractual commitments is equal to the market or fair value of contractual commitments that are in a net asset position less the effect of master netting agreements. The Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, and uses master netting agreements whenever possible to mitigate the Company's exposure to counterparty credit risk. The Company may require counterparties to submit additional collateral when deemed necessary. The Company also enters into collateralized financing agreements in which it extends short-term credit. The Company controls the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. Government or its agencies.

Concentrations of credit risk from financial instruments, including contractual commitments, exist when groups of issuers or counterparties have similar business characteristics or are engaged in like activities that would cause their ability to meet their contractual commitments to be adversely affected, in a similar manner, by changes in the economy or other market conditions. The Company monitors credit risk on both an individual and group counterparty basis. The Company minimizes this risk through credit reviews, approvals, trading limits and monitoring procedures.

Fortis Securities LLC

(A Wholly Owned Subsidiary of FSI Holdings Inc.)

Statement of Financial Condition

December 31, 2008